UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: July 3, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release entitled “CNOOC Signs a PSC with Roc Oil and Smart Oil”

Exhibit 99.1

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Signs a PSC with Roc Oil and Smart Oil

(Hong Kong, July 3, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that its parent company, China National Offshore Oil Corporation (CNOOC), has signed a production sharing contract (PSC) with Roc Oil (Bohai) Company (Roc Oil) and Smart Oil Investment Ltd. (Smart Oil) for Weizhou 10-3W oilfield and Block 22/04 (contract area) in the South China Sea.

Weizhou 10-3W oilfield and Block 22/04 are located in the Beibu Gulf Basin of the South China Sea. The Weizhou 10-3W oilfield covers a total area of 18 square kilometers with a water depth of 40 meters and the Block 22/04 covers a total area of 80 square kilometers with a water depth of 40-80 meters.

According to the terms of the PSC, Roc Oil and Smart Oil shall act as the joint operator of the contract area. Roc Oil and Smart Oil shall conduct the development operation of Weizhou 10-3W oilfield in proportion to their participating interests (Roc Oil 35% and Smart Oil 25%) and CNOOC participates in with the rest 40%. During the exploration phase of Block 22/04, Smart Oil and Roc Oil shall bear all exploration expenditures incurred in proportion to their participating interests (Smart Oil 65% and Roc Oil 35%). Once entering the development phase, CNOOC has the right to participate in up to 51% of the participating interest in any commercial discoveries of the Block 22/04. After signing the above-mentioned PSC, except for those relating to CNOOC’s administrative functions, CNOOC will assign all of its rights and obligations under the PSC to CNOOC China Limited, a subsidiary of CNOOC Limited.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com